FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of October, 2004

                     ASIACONTENT.COM, LTD. (In liquidation)
                 (Translation of registrant's name into English)

                              29/F, WING ON CENTRE
                           111 CONNAUGHT ROAD CENTRAL
                                    HONG KONG
                        (Address of Liquidator's office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F |X|   Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                             Yes |_|      No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                             Yes |_|      No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes |_|      No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                 Exhibit Index

Exhibit                    Description of Exhibit                      Page
--------------------------------------------------------------------------------

1.                         Press Release                               5

Press Release

The Registrant issued a press release dated October 29, 2004 announcing that pursuant to the Registrant's voluntary liquidation, it will make a second interim distribution to its shareholders. The press release is attached as
Exhibit 1 and incorporated herein by reference.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 29, 2004

                                           ASIACONTENT.COM, LTD (In liquidation)
                                           -------------------------------------
                                                       (Registrant)


                                               By: /s/ BDO INTERNATIONAL
                                                   -----------------------------
                                                   BDO International
                                                   Liquidator